UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2009

Commission File Number:  001-13382

KINROSS GOLD CORPORATION

(Translation of registrant’s name into English)

52nd Floor, Scotia Plaza, 40 King Street West

Toronto, Ontario  M5H 3Y2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2b:

This Current Report on Form 6-K, dated January 21, 2009, is specifically incorporated by reference into Kinross Gold Corporation’s Registration Statement on Form S-8 (Registration No. 333-141896), filed on April 5, 2007.

This report on Form 6-K is being furnished for the sole purpose of providing a copy of the following documents, which were filed with the Canadian Securities Administrators in the SEDAR filing system on January 21, 2009.

•

Supplementary note to the annual audited consolidated financial statements of Kinross Gold Corporation for the year ended December 31, 2007 entitled “Reconciliation to Generally Accepted Accounting Principles in the United States”, including consolidated balance sheets as of December 31, 2007 and December 31, 2006 and the consolidated statements of operations, cash flows, common  shareholders’ equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2007 and related notes and the auditors’ report thereon.

•

Reconciliation to Generally Accepted Accounting Principles in the United States—Supplemental disclosures required by Form 20F—Item 18, for years ended December 31, 2007, 2006 and 2005, including consolidated balance sheets as of December 31, 2007 and December 31, 2006 and the consolidated statements of operations, cash flows, common  shareholders’ equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2007 and related notes and the auditors’ report thereon.

•

Reconciliation to the Generally Accepted Accounting Principles in the United States (unaudited) for the three- and nine-month periods ended September 30, 2008 and 2007, including consolidated balance sheets as of September 30, 2008 and December 31, 2007 and the consolidated statements of operations, cash flows, common  shareholders’ equity and comprehensive income (loss) for the three and nine months ended September 30, 2008 and 2007 and related notes.

INDEX

Table of Contents

SIGNATURES

EXHIBIT INDEX

99.1

Supplementary note to the annual audited consolidated financial statements of Kinross Gold Corporation for the year ended December 31, 2007 entitled “Reconciliation to Generally Accepted Accounting Principles in the United States”, including consolidated balance sheets as of December 31, 2007 and December 31, 2006 and the consolidated statements of operations, cash flows, common  shareholders’ equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2007 and related notes and the auditors’ report thereon.

99.2

Reconciliation to Generally Accepted Accounting Principles in the United States—Supplemental disclosures required by Form 20F—Item 18, for years ended December 31, 2007, 2006 and 2005, including consolidated balance sheets as of December 31, 2007 and December 31, 2006 and the consolidated statements of operations, cash flows, common  shareholders’ equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2007 and related notes and the auditors’ report thereon.

99.3

Reconciliation to the Generally Accepted Accounting Principles in the United States (unaudited) for the three- and nine-month periods ended September 30, 2008 and 2007, including consolidated balance sheets as of September 30, 2008 and December 31, 2007 and the consolidated statements of operations, cash flows, common  shareholders’ equity and comprehensive income (loss) for the three and nine months ended September 30, 2008 and 2007 and related notes.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION

	Signed:	/s/ SHELLEY M. RILEY

Vice President, Administration and
Corporate Secretary

January 21, 2009